VIA EDGAR

June 11, 2008

Ms. Kei Ino

United State Securities and Exchange Commission

Department of Corporate Finance

Mail Stop 6010, 100 F Street, NE

Washington, DC 20549

Re:	BioDelivery Sciences International, Inc. (the “Company”)

Current Report on Form 8-K, dated June 6, 2008 (File No. 001-31361) (the “8-K”)

Dear Ms. Ino:

Further to our phone discussion today, and per your request in connection with the Company’s amendment, dated June 10, 2008, to the above referenced 8-K, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the 8-K;

2.	Comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 8-K; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Should you require anything further, please do not hesitate to call me at (919) 582-9050.

Sincerely,

/s/ James A. McNulty
James A. McNulty, CPA
Secretary, Treasurer and Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	Mark A. Sirgo, Pharm.D.

Lawrence A. Rosenbloom, Esq. (Ellenoff Grossman & Schole LLP)

801 Corporate Center Drive, Suite #210, Raleigh, NC 27607

w: www.biodeliverysciences.com . t: 919-582-9050. f: 919-582-9051 . e: msirgo@bdsinternational.com